UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 19, 2026, the Company announced that BW Group Limited, the selling shareholder of the Company, is offering for sale to the public a total of 7,000,000 shares (the “Offered Shares”) of the Company’s common stock (the “Secondary Offering”), and that the Company intends to purchase from the underwriters in the Secondary Offering 3,500,000 shares.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the Company’s press release, titled “Navigator Gas Announces Commencement of Secondary Public Offering by Selling Shareholder and Concurrent Repurchase of Shares by Navigator Gas”, dated March 19, 2026.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A shelf registration statement on Form F-3 relating to the shares of the Company’s common stock subject to the Secondary Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2023 and declared effective on July 11, 2023. The Secondary Offering will be made only by means of a prospectus supplement and the accompanying prospectus to be filed with the SEC that form a part of the registration statement.

ITEM 2—EXHIBITS

The following exhibits are attached to this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., dated March 19, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: March 19, 2026	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary